UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-42536

Wetour Robotics Limited

(Translation of registrant’s name into English)

Room 7003

3300 N Interstate 35 Ste 700

Austin, TX 78705

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Information contained in this Current Report on Form 6-K

On August 19, 2026, Wetour Robotics Limited (the “Company”) suspended sales of its ordinary shares, par value $0.01 per share (“Ordinary Shares”), pursuant to that certain Sales Agreement dated May 15, 2026, as amended by the Amendment No.1 to the Sales Agreement dated July 6, 2026 (the “Sales Agreement”), between the Company and Chaince Securities, LLC (the “Sales Agent”), the Company’s sales agent thereunder, and provided notice to the Sales Agent that it is terminating the Sales Agreement, which termination will be effective 5 calendar days after August 19, 2026, in accordance with the terms of the Sales Agreement. Since filing of the July 6, 2026 prospectus supplement for up to $50,000,000 Ordinary Shares under the Sales Agreement, we have offered and sold 25,606,595 Ordinary Shares for gross proceeds of approximately $2,290,279 pursuant to the Sales Agreement.

Incorporation by Reference

This report on Form 6-K (the “Report”) shall be deemed to be incorporated by reference into the registration statements on Form S-8 (File No. 333-291960 and Form F-3 (File Nos. 333-294373 and 333-295457) of the Company, including any prospectuses forming a part of such registration statements, and to be a part thereof from the date on which this Report is filed with the U.S. Securities and Exchange Commission (the “SEC”), to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Wetour Robotics Limited

By:	/s/ Nan Zheng
Name:	Nan Zheng
Title:	Chief Executive Officer

Date: August 24, 2026

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